Exhibit 99.3
Form of Release to Stock Exchanges

Infosys Limited Regd. office: Electronics City, Hosur Road, Bengaluru – 560 100, India	CIN : L85110KA1981PLC013115 Website: www.infosys.com email: investors@infosys.com T: 91 80 2852 0261, F: 91 80 2852 0362

Statement of Consolidated Audited Results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2021 prepared in compliance with the Indian Accounting Standards (Ind-AS)

(in crore, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
	Audited	Audited	Audited	Audited	Audited
Revenue from operations	26,311	25,927	23,267	1,00,472	90,791
Other income, net	545	611	614	2,201	2,803
Total Income	26,856	26,538	23,881	1,02,673	93,594
Expenses
Employee benefit expenses	14,440	14,097	12,916	55,541	50,887
Cost of technical sub-contractors	1,985	1,839	1,704	7,084	6,714
Travel expenses	161	126	667	554	2,710
Cost of software packages and others	1,072	1,150	755	4,223	2,703
Communication expenses	146	163	139	634	528
Consultancy and professional charges	395	319	339	1,261	1,326
Depreciation and amortisation expenses	831	826	749	3,267	2,893
Finance cost	50	49	45	195	170
Other expenses	841	818	1,071	3,286	3,656
Total expenses	19,921	19,387	18,385	76,045	71,587
Profit before tax	6,935	7,151	5,496	26,628	22,007
Tax expense:
Current tax	1,662	1,927	1,335	6,672	5,775
Deferred tax	195	9	(174)	533	(407)
Profit for the period	5,078	5,215	4,335	19,423	16,639
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	(146)	126	(21)	134	(180)
Equity instruments through other comprehensive income, net	9	116	(2)	119	(33)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedges, net	26	(22)	–	25	(36)
Exchange differences on translation of foreign operations	(266)	211	237	130	378
Fair value changes on investments, net	(137)	26	15	(102)	22
Total other comprehensive income/(loss), net of tax	(514)	457	229	306	151
Total comprehensive income for the period	4,564	5,672	4,564	19,729	16,790
Profit attributable to:
Owners of the company	5,076	5,197	4,321	19,351	16,594
Non-controlling interest	2	18	14	72	45
	5,078	5,215	4,335	19,423	16,639
Total comprehensive income attributable to:
Owners of the company	4,570	5,647	4,545	19,651	16,732
Non-controlling interest	(6)	25	19	78	58
	4,564	5,672	4,564	19,729	16,790
Paid up share capital (par value5/- each, fully paid)	2,124	2,123	2,122	2,124	2,122
Other equity *#	74,227	63,328	63,328	74,227	63,328
Earnings per equity share (par value5/- each)**
Basic (₹)	11.96	12.25	10.19	45.61	38.97
Diluted (₹)	11.94	12.23	10.18	45.52	38.91

*	Balances for the quarter ended December 31, 2020 represent balances as per the audited Balance Sheet for the year ended March 31, 2020 as required by SEBI (Listing and Other Disclosure Requirements) Regulations, 2015

**	EPS is not annualized for the quarter ended March 31, 2021, quarter ended December 31, 2020 and quarter ended March 31, 2020.

#	Excludes non-controlling interest

1.	Notes pertaining to the current quarter

a)	The audited interim consolidated financial statements for the quarter and year ended March 31, 2021 have been taken on record by the Board of Directors at its meeting held on April 14, 2021. The statutory auditors, Deloitte Haskins & Sells LLP have expressed an unmodified audit opinion. The information presented above is extracted from the audited interim consolidated financial statements. These interim consolidated financial statements are prepared in accordance with the Indian Accounting Standards (Ind-AS) as prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules thereafter.

b)	Buyback of Equity shares

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

c)

Board appointment

The Board, based on the recommendation of the Nomination and Remuneration Committee, appointed Chitra Nayak as an additional and Independent Director (DIN: 09101763) of the Company effective March 25, 2021 for a period of 3 years, subject to the approval of the shareholders.

d)

Constitution of Environmental Social and Governance (ESG) Committee

The Board approved the constitution of ESG Committee with effect from April 14, 2021. The members of the ESG Committee shall comprise of Kiran Mazumdar Shaw as the Chairperson, Chitra Nayak and Uri Levine as members of the Committee.

e)

Estimation of uncertainties relating to the global health pandemic from COVID-19 ( COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these interim consolidated financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these interim consolidated financial statements.

f)	Update on employee stock grants

i)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to13 crore for the financial year 2022 under the 2015 Stock Incentive Compensation Plan (2015 plan) to Salil Parekh, CEO and MD. This was pursuant to the approval from the shareholders through postal ballot concluded on February 20, 2018 and as per the shareholders’ approval in the Annual General meeting held on June 22, 2019. These RSUs will vest in line with the current employment agreement. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

ii)	The Board, on April 14, 2021, based on the recommendation of the Nomination and Remuneration Committee, had approved the grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) to Salil Parekh, CEO & MD covering Company’s equity shares having a market value of10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company’s achievement of certain performance criteria as laid out in the 2019 Plan. This was pursuant to the approval from the shareholders in the Annual General meeting held on June 22, 2019.The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

iii)	The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved the annual performance-based grant of RSUs amounting to0.75 crore for the financial year 2022 under the 2015 plan to a Key Managerial Personnel(KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2021 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2021.

g)	Proposed transfer of Corporate Social Responsibility (CSR ) Asset

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company intends to transfer its CSR capital assets created prior to January 2021 to a controlled subsidiary (referred to as “ the Subsidiary” ) to be established in accordance with Section 8 of the Companies Act, 2013 for charitable objects. The transfer will be undertaken upon obtaining the required approvals from regulatory authorities.

The Subsidiary will be included in the consolidated financial statements of the Company commencing in the period from formation because the Company will have the power to direct all of the Subsidiary’s relevant activities which affects returns and the Company will be exposed to any future financial support which may be required by the Subsidiary.

The Company evaluated the impact of the Rules on the carrying amount of the capital asset of 283 crore in the consolidated financial statements as at March 31, 2021, and concluded that the recoverable amount of capital asset, estimated based on future cash flows from continuing use of the capital asset is expected to exceed the carrying amount including in the period subsequent to the transfer to the Subsidiary.

h)	Update on the Code on Social Security, 2020 (‘Code’)

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period when the Code becomes effective.

i)	Business transfer - Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited for a consideration based on an independent valuation. On August 15, 2020, the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of171 crore and66 crore respectively on securing the requisite regulatory approvals. The transaction was between a holding company and a wholly owned subsidiary and therefore was accounted for at carrying values and did not have any impact on the consolidated financial statements. Subsequently on March 9, 2021, Kallidus Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

2. Information on dividends for the quarter and year ended March 31, 2021

For financial year 2021, the Board recommended a final dividend of15/- (par value of 5/- each) per equity share. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 19, 2021. The dividend will be paid on June 25, 2021. The record date for the purpose of the payment of final dividend is June 1, 2021. For the financial year ended 2020, the Company declared a final dividend of9.50/- per equity share.

An interim dividend of12/- (par value of5/- each) per equity share was declared on October 14, 2020 and the same was paid on November 11, 2020. The interim dividend declared in the previous year was8/- per equity share.

(in)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Dividend per share (par value5/- each)
Interim dividend	–	–	–	12.00	8.00
Final dividend	15.00	–	9.50	15.00	9.50

3. Audited Consolidated Balance Sheet

(in crore)

Particulars	As at
	March 31, 2021	March 31, 2020
ASSETS
Non-current assets
Property, plant and equipment	12,560	12,435
Right of use assets	4,794	4,168
Capital work-in-progress	922	954
Goodwill	6,079	5,286
Other Intangible assets	2,072	1,900
Financial assets
Investments	11,863	4,137
Loans	32	21
Other financial assets	1,141	737
Deferred tax assets (net)	1,098	1,744
Income tax assets (net)	5,811	5,384
Other non-current assets	1,281	1,426
Total non-current assets	47,653	38,192
Current assets
Financial assets
Investments	2,342	4,655
Trade receivables	19,294	18,487
Cash and cash equivalents	24,714	18,649
Loans	159	239
Other financial assets	6,410	5,457
Income tax assets (net)	–	7
Other current assets	7,814	7,082
Total current assets	60,733	54,576
Total Assets	1,08,386	92,768
EQUITY AND LIABILITIES
Equity
Equity share capital	2,124	2,122
Other equity	74,227	63,328
Total equity attributable to equity holders of the Company	76,351	65,450
Non-controlling interests	431	394
Total equity	76,782	65,844
Liabilities
Non-current liabilities
Financial liabilities
Lease liabilities	4,587	4,014
Other financial liabilities	1,514	807
Deferred tax liabilities (net)	875	968
Other non-current liabilities	763	279
Total non-current liabilities	7,739	6,068
Current liabilities
Financial liabilities
Trade payables	2,645	2,852
Lease liabilities	738	619
Other financial liabilities	11,390	10,481
Other Current Liabilities	6,233	4,842
Provisions	713	572
Income tax liabilities (net)	2,146	1,490
Total current liabilities	23,865	20,856
Total equity and liabilities	1,08,386	92,768

The disclosure is an extract of the audited Consolidated Balance Sheet as at March 31, 2021 and March 31, 2020 prepared in compliance with the Indian Accounting Standards (Ind-AS).

4. Audited Consolidated Statement of Cash Flows

(in crore)

Particulars	Year ended March 31,
	2021	2020
Cash flow from operating activities
Profit for the period	19,423	16,639
Adjustments to reconcile net profit to net cash provided by operating activities:
Income tax expense	7,205	5,368
Depreciation and amortization	3,267	2,893
Interest and dividend income	(1,615)	(1,613)
Finance cost	195	170
Impairment loss recognized / (reversed) under expected credit loss model	190	161
Exchange differences on translation of assets and liabilities, net	(62)	184
Stock compensation expense	333	249
Other adjustments	(91)	(131)
Changes in assets and liabilities
Trade receivables and unbilled revenue	(1,835)	(3,861)
Loans, other financial assets and other assets	(534)	76
Trade payables	(245)	(373)
Other financial liabilities, other liabilities and provisions	3,382	1,791
Cash generated from operations	29,613	21,553
Income taxes paid	(6,389)	(4,550)
Net cash generated by operating activities	23,224	17,003
Cash flows from investing activities
Expenditure on property, plant and equipment and intangibles	(2,107)	(3,307)
Deposits placed with corporation	(207)	(108)
Interest and dividend received	1,418	1,929
Payment towards acquisition of business, net of cash acquired	(1,221)	(1,860)
Payment of contingent consideration pertaining to acquisition of business	(158)	(6)
Redemption of escrow pertaining to Buyback	–	257
Other receipts	49	46
Other payments	(45)	–
Payments to acquire Investments
Preference, equity securities and others	–	(41)
Tax free bonds and government bonds	(318)	(19)
Liquid mutual funds and fixed maturity plan securities	(35,196)	(34,839)
Non convertible debentures	(3,689)	(993)
Certificates of deposit	–	(1,114)
Government securities	(7,510)	(1,561)
Others	(25)	(29)
Proceeds on sale of Investments
Tax free bonds and government bonds	–	87
Non-convertible debentures	1,251	1,888
Government securities	2,704	1,674
Commercial paper	–	500
Certificates of deposit	1,149	2,545
Liquid mutual funds and fixed maturity plan securities	36,353	34,685
Preference and equity securities	73	27
Others	23	–
Net cash (used in) / from investing activities	(7,456)	(239)
Cash flows from financing activities:
Payment of lease liabilities	(698)	(571)
Payment of dividends (including dividend distribution tax)	(9,117)	(9,515)
Payment of dividend to non-controlling interest of subsidiary	(20)	(33)
Shares issued on exercise of employee stock options	15	6
Payment towards purchase of non controlling interest	(49)	–
Other receipts	83	–
Buyback of equity shares including transaction cost	–	(7,478)
Net cash used in financing activities	(9,786)	(17,591)
Net increase / (decrease) in cash and cash equivalents	5,982	(827)
Cash and cash equivalents at the beginning of the period	18,649	19,568
Effect of exchange rate changes on cash and cash equivalents	83	(92)
Cash and cash equivalents at the end of the period	24,714	18,649
Supplementary information:
Restricted cash balance	504	396

The disclosure is an extract of the audited Consolidated Statement of Cash flows for the year ended March 31, 2021 and March 31, 2020 prepared in compliance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting.

3. Segment reporting (Consolidated - Audited)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Revenue by business segment
Financial Services (1)	8,677	8,578	7,282	32,583	28,625
Retail (2)	3,902	3,801	3,622	14,745	14,035
Communication (3)	3,156	3,215	3,017	12,628	11,984
Energy, Utilities, Resources and Services	3,233	3,251	2,992	12,539	11,736
Manufacturing	2,533	2,416	2,363	9,447	9,131
Hi-Tech	2,124	2,130	1,831	8,560	6,972
Life Sciences (4)	1,796	1,827	1,484	6,870	5,837
All other segments (5)	890	709	676	3,100	2,471
Total	26,311	25,927	23,267	1,00,472	90,791
Less: Inter-segment revenue	–	–	–	–	–
Net revenue from operations	26,311	25,927	23,267	1,00,472	90,791
Segment profit before tax, depreciation and non-controlling interests:
Financial Services (1)	2,239	2,346	1,863	8,946	7,306
Retail (2)	1,385	1,384	1,058	5,117	4,212
Communication (3)	709	803	560	2,795	2,424
Energy, Utilities , Resources and Services	932	943	856	3,552	3,216
Manufacturing	707	696	557	2,563	2,059
Hi-Tech	558	629	431	2,454	1,604
Life Sciences (4)	547	568	344	2,156	1,431
All other segments (5)	194	46	37	306	64
Total	7,271	7,415	5,706	27,889	22,316
Less: Other Unallocable expenditure	831	826	779	3,267	2,942
Add: Unallocable other income	545	611	614	2,201	2,803
Less: Finance cost	50	49	45	195	170
Profit before tax and non-controlling interests	6,935	7,151	5,496	26,628	22,007

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	All other segments include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Notes on segment information

Business segments

Based on the "management approach" as defined in Ind-AS 108 - Operating Segments, the Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along these business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments.

Segmental capital employed

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. The Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

4. Audited financial results of Infosys Limited (Standalone Information)

(in crore)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
Revenue from operations	22,497	22,043	20,187	85,912	79,047
Profit before tax	6,040	6,894	5,128	24,477	20,477
Profit for the period	4,459	5,083	4,069	18,048	15,543

The audited results of Infosys Limited for the above mentioned periods are available on our website, www.infosys.com and on the Stock Exchange website www.nseindia.com and www.bseindia.com. The information above has been extracted from the audited interim standalone financial statements as stated.

By order of the Board for Infosys Limited

Bengaluru, India April 14, 2021	U.B. Pravin Rao Chief Operating Officer and Whole-time Director

The Board has also taken on record the consolidated results of Infosys Limited and its subsidiaries for the quarter and year ended March 31, 2021, prepared as per International Financial Reporting Standards (IFRS) and reported in US dollars. A summary of the financial statements is as follows:

(in US$ million, except per equity share data)

Particulars	Quarter ended March 31,	Quarter ended December 31,	Quarter ended March 31,	Year ended March 31,
	2021	2020	2020	2021	2020
	Audited	Audited	Audited	Audited	Audited
Revenues	3,613	3,516	3,197	13,561	12,780
Cost of sales	2,357	2,275	2,133	8,828	8,552
Gross profit	1,256	1,241	1,064	4,733	4,228
Operating expenses	372	348	390	1,408	1,504
Operating profit	884	893	674	3,325	2,724
Other income, net	75	83	84	297	395
Finance cost	7	6	6	26	24
Profit before income taxes	952	970	752	3,596	3,095
Income tax expense	255	263	160	973	757
Net profit	697	707	592	2,623	2,338
Earnings per equity share *
Basic	0.16	0.17	0.14	0.62	0.55
Diluted	0.16	0.17	0.14	0.61	0.55
Total assets	14,825	13,869	12,260	14,825	12,260
Cash and cash equivalents and current investments	3,700	3,476	3,080	3,700	3,080

*	EPS is not annualized for the quarter ended March 31, 2021, quarter ended December 31, 2020 and quarter ended March 31, 2020.

Certain statements in this release concerning our future growth prospects, financial expectations and plans for navigating the COVID-19 impact on our employees, clients and stakeholders are forward-looking statements intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding COVID-19 and the effects of government and other measures seeking to contain its spread, risks related to an economic downturn or recession in India, the United States and other countries around the world, changes in political, business, and economic conditions, fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry and the outcome of pending litigation and government investigation. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2020. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company's filings with the Securities and Exchange Commission and our reports to shareholders. The Company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the Company unless it is required by law.